

03011431

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ ENDING___December 31, 2002___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Broadband Capital Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue
(No. and Street)

New York	N.Y.	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-759-2020
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 2 8 2003

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).

Sec 1410 (3-91)

OATH OR AFFIRMATION

I, **Michael Rapoport** _____swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Broadband Capital Management LLC_____, as of

December 31_____, 2002____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chairman
Title

_____
Notary Public

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✖ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BROADBAND CAPITAL MANAGEMENT LLC

*REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION*

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
Broadband Capital Management LLC
New York, New York

We have audited the accompanying statement of financial condition of Broadband Capital Management LLC as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadband Capital Management LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2003

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	147,407
Securities owned		443,020
Securities owned, restricted		11,500
Other assets		185,352
	$	787,279

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses	$	194,001
Due to clearing broker		60,485
		254,486
Members' equity		532,793
	$	787,279

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES

Commissions	$	814,998
Investment banking and fee income		539,487
Trading		50,004
Interest and other income		238,187
		1,642,676

EXPENSES

Salaries and payroll costs	1,192,789
Clearing costs	304,366
Occupancy	297,234
Communications	260,043
Interest	8,646
Other expenses	779,154
	2,842,232

NET LOSS	$	(1,199,556)

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net loss	$ (1,199,556)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Decrease in securities owned	124,959
Decrease in securities owned, restricted	168,500
Increase in other assets	(34,272)
Decrease in accrued expenses	(32,409)
Decrease in due to clearing broker	(95,176)
Total adjustments	131,602
Net cash used by operating activities	(1,067,954)
Cash flows from financing activities	
Capital contributions from members	1,065,630
Net cash provided by financing activities	1,065,630
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,324)
CASH AND CASH EQUIVALENTS - BEGINNING	149,731
CASH AND CASH EQUIVALENTS - END	$ 147,407
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 8,646
Income taxes	$ -

See notes to financial statements

BROADBAND CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance - beginning	$ 666,719
Members' capital contributions	1,065,630
Net loss	(1,199,556)
Balance - end	$ 532,793

BROADBAND CAPITAL MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Broadband Capital Management LLC (the "Company") is a registered broker-dealer that clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company primarily services retail accounts. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2002.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned are recorded at current market value. Restricted securities are valued at cost, which approximates estimated realizable value.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, Wexford Clearing Services Corporation, located in New York City, a wholly owned subsidiary of Prudential Securities Inc.

The Company is located in New York City, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BROADBAND CAPITAL MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

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2. **SECURITIES OWNED**

    Marketable securities owned consist of trading securities in U. S. public entities of $321,801 at quoted market value and money market balances of $121,219 held at Wexford. Restricted securities consist of $11,500 of shares of stock received as fee income with regulatory restrictions on when the shares can be sold.

3. **COMMITMENTS AND CONTINGENCIES**

    Office and Capital Leases

    The Company occupies office space and uses office equipment and furniture leased by an affiliated company. Rent expense for the year ended December 31, 2002 was approximately $289,000.

    Litigation

    The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

4. **NET CAPITAL REQUIREMENT**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for a first year broker dealer (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $198,920, which was $98,920 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 98% as of December 31, 2002.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

BROADBAND CAPITAL MANAGEMENT LLC   Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL

Total members' equity	$	532,793
Deductions and/or charges:		
Non-allowable assets		
Securities owned, restricted		11,500
Other assets		185,352
Other deductions and/or charges		71,680
		268,532
Capital before undue concentration and haircuts on securities positions		264,261
Haircuts and undue concentration		65,341
NET CAPITAL	$	198,920
AGGREGATE INDEBTEDNESS		
Accrued expenses and other current liabilities	$	194,001
PERCENTAGE OF AGGREGATE INDEBTEDNESS		
TO NET CAPITAL		98%
MINIMUM NET CAPITAL REQUIRED	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	98,920

Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$188,920
Net audit adjustments	10,000
Net Capital per above	$198,920

See independent auditors' report

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

See independent auditors' report

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Broadband Capital Management LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Broadband Capital Management LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2003